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                                                             CMS APPROVAL
                                                     CMB Nuber.       3235-0145
                                                     Expires:  October 31, 1994
                                                     Estimated average burden
                                                     hours per form ......14.90

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             Columbia Capital Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.001 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    197351208
           --------------------------------------------------------
                                 (CUSIP Number)

            Glenn M. Gallant/Douglas R. Baetz; 3020 N.W. 33rd Ave,
            Ft. Lauderdale, FL  33311    tel: 954-453-6530
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 1, 1998*
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* On December 31, 1997, Columbia Capital Corp. filed a registration statement on Form 10-SB, which became effective on March 1, 1998.


                        (Continued on following page(s))

                              Page 1 of  8  Pages
                                        ---

CUSIP No. 197351208                     13D               Page  2  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             Glenn M. Gallant ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           5,315,625
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           5,315,625
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         5,315,625
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         42.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 197351208                     13D               Page  3  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

             Douglas R. Baetz         ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           5,315,625
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           5,315,625
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         5,315,625
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         42.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page  4  of  8
                                                                    ---    ---

                                COLUMBIA CAPITAL CORP.

                                     SCHEDULE 13D


                        Glenn M. Gallant and Douglas R. Baetz

                                    March 9, 1998


1.   SECURITY AND ISSUER

     Common Stock
     Columbia Capital Corp.
     3020 N.W. 33rd Avenue
     Ft. Lauderdale, Florida 33311


2.   IDENTITY AND BACKGROUND

     GLENN M. GALLANT

     a. Glenn M. Gallant

     b. 3020 N.W. 33rd Avenue
        Ft. Lauderdale, Florida 33311

     c. Business Executive and Investor
        3020 N.W. 33rd Avenue
        Ft. Lauderdale, Florida 33311

     d. N/A
     e. N/A
     f. U.S.A.


     DOUGLAS R. BAETZ

     a. Douglas R. Baetz

     b. 3020 N.W. 33rd Avenue
        Ft. Lauderdale, Florida 33311

     c. Business Executive and Investor
        3020 N.W. 33rd Avenue
        Ft. Lauderdale, Florida 33311

     d. N/A
     e. N/A
     f. U.S.A.

                                                               Page  5  of  8
                                                                    ---    ---


3. and 4. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; AND PURPOSE OF TRANSACTION

     Glenn M. Gallant and Douglas R. Baetz (the "Reporting Persons") acquired an aggregate of 11,250,000 shares of Common Stock, par value $0.001 per share (the "Common Stock") of Columbia Capital Corp. (the "Issuer") in exchange for 100% of the issued and outstanding common stock of First Independent Computers, Inc. ("FICI") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of August 29, 1997, between the Issuer and FICI (the "Reorganization Agreement"). In connection with the closing (the "Closing") of the Reorganization Agreement, the Issuer effectuated a reverse split of the Common Stock on a 1 for 2 basis, and the 11,250,000 shares were issued to the Reporting Persons, after giving effect to the reverse split. Upon the Closing, the 11,250,000 shares represented approximately 90% of the Issuer's then issued and outstanding Common Stock. In connection with the Closing, the Reporting Persons agreed that 618,750 of the 11,250,000 shares were to be issued to an unaffiliated third party as a finder's fee.


5.  INTEREST IN SECURITIES OF THE ISSUER

     GLENN M. GALLANT

     a.  5,315,625 shares (42.5%)

     b.  SOLE VOTING AND DISPOSITIVE POWERS: 5,315,625 shares

     c.  N/A

     d.  N/A

     e.  N/A


     DOUGLAS R. BAETZ

     a.  5,315,625 shares (42.5%)

     b.  SOLE VOTING AND DISPOSITIVE POWERS: 5,315,625 shares

     c.  N/A

     d.  N/A

     e.  N/A


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Items 3 and 4.

                                                               Page  6  of  8
                                                                    ---    ---


7.   MATERIAL TO BE FILED AS EXHIBITS.

     a. Agreement and Plan of Reorganization between Columbia Capital Corp. and First Independent Computers, Inc., dated as of August 29, 1997.

                                                               Page  7  of  8
                                                                    ---    ---


                                      SIGNATURES


     After reasonable inquiry and to the best of each of our knowledge, each of the undersigned certifies that the information set forth in this statement is true, complete and correct as of March 9, 1998.


                                                      /s/ DOUGLAS R. BAETZ
                                                      ------------------------
                                                          Douglas R. Baetz


                                                      /s/ GLENN M. GALLANT
                                                      ------------------------
                                                          Glenn M. Gallant

                                                               Page  8  of  8
                                                                    ---    ---


                                  INDEX TO EXHIBITS


EXHIBIT             DESCRIPTION OF DOCUMENT
-------             -----------------------

   A                Agreement and Plan of Reorganization
                    between Columbia Capital Corp. and First
                    Independent Computers, Inc., dated as of August 29, 1997,